

March 12, 2012

<u>Via Facsimile</u>
Jitu Banker
Chief Financial Officer
M Line Holdings, Inc.
2672 Dow Avenue
Tustin, CA 92780

      Re: **M Line Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed October 13, 2011
              File No. 000-53265

Dear Mr. Banker:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jeffrey Jaramillo

                  Jeffrey Jaramillo
                  Accounting Branch Chief